SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

APRIL 18, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES A TWO-WEEK EXTENSION TO THE
TRANS-SIBERIAN GOLD SUBSCRIPTION AGREEMENT



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA41.05

18 April 2005

TW0-WEEK EXTENSION TO TRANS-SIBERIAN GOLD SUBSCRIPTION AGREEMENT

On 23 December 2004, AngloGold Ashanti Limited ("AGA") announced that the deadline for the second subscription for new ordinary shares in Trans-Siberian Gold plc ("TSG") had been extended to 15 April 2005 and that the second subscription would no longer be conditional on TSG entering a binding agreement to implement project financing for the Asacha gold mine development in Kamchatka, far east Russia. Instead, TSG and AGA agreed that the second subscription would be conditional on a revised implementation plan and financing plan for the Asacha project being unanimously agreed by the TSG Board and any regulatory filings in the Russian Federation necessary for the revised implementation plan having been made.

Whilst good progress has been made in satisfying the conditions to the second subscription, certain issues remain outstanding and in order to allow for their resolution the deadline for the second subscription has been extended until 29 April 2005.

ends

Queries

	Tel:	Mobile	E-mail:
South Africa			
Richard Duffy	+27 (0) 11 637 6246		rduffy@AnglogoldAshanti.com
Michael Clements	+27 (0) 11 637 6647	+27 (0) 82 339 3890	mclements@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   APRIL 18, 2005   By: /s/ C R BULL

                                                   Name: C R Bull
                                                   Title: Company Secretary